YUKON-NEVADA GOLD CORP. SUBSIDIARY, QUEENSTAKE RESOURCES USA,
INC. TAKES OVER SUSPENDED OPERATIONS TO ACCELERATE INSTALLATION
OF NEW MERCURY EMISSION SYSTEM

Vancouver, BC – June 11, 2009 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) announces that its subsidiary, Queenstake Resources USA, Inc. (“Queenstake” or “the Company”) has taken action to have more direct management of the Jerritt Canyon operations in order to accelerate and complete installation of the new mercury-emission-control system at its wholly owned Jerritt Canyon Mine located in Nevada, in response to the Stop Order 2009-6 issued by Nevada Division of Environmental Protection (“NDEP”) last week.

Further to the recent NDEP Order 2009-4 resulting from a delay in the fabrication of certain fiberglass ductwork, Queenstake was unable to meet a deadline to complete the installation of new mercury – emission – control equipment at the Jerritt Canyon Mine by May 30, 2009. Therefore, in compliance with NDEP Order 2009-4 and a subsequent NDEP Stop Order 2009-6 received at 4:00 PM Friday June 5, 2009, Queenstake a wholly owned subsidiary of Yukon Nevada Gold Corp. (“YNG”), has taken steps to focus all operations at the Jerritt Canyon Mine on the completion of the requirements of those orders. The Orders require the Company to comply with all the previous compliance standards including the airborne mercury emissions.

The Company will now focus its entire workforce together with its outside consultants presently engaged in complying with those orders, on fast tracking and completing the required work. It is estimated that this and other work required to bring the Company back into full compliance will be completed by June 30. A submission to allow return to fully licensed operational status subject to the above work being completed is being prepared in parallel with the above work program undertaking.

The newly appointed President and CEO Mr. Robert Baldock said, “In order to achieve this program, the Company has decided to be more actively involved in the Jerritt Canyon facilities. I have asked the newly appointed COO to take over responsibility for management of the operations including the supervision of staff and contractors at site. This will give the Company more direct control of its mining and milling operations, facilitating the financing of the operations and re-start of the mill and mine.”

At the same time, the Company has been undertaking a significant maintenance and upgrade program of its milling and ore treatment facilities to allow continuous and reliable 24/7 operations. This program will be further upgraded to include any outstanding compliance issues ahead of submission of the Company Start-up Plan to NDEP.

The Company reserves and resources at Jerritt Canyon, not accounting for 2008 mining and depletion, are 717,300 ounces of gold in the proven and probable categories and 1,961,100 in the measured and indicated categories as reported in the April 16, 2008 NI 43-101 report which can be found on www.sedar.com or on our website here: http://www.yukon-nevadagold.com/i/pdf/Jerritt-NI430101-Apr08.pdf. In addition, there are ounces already mined and stockpiled on the run-of-mine (“ROM”) pad. These ROM pad resources will allow the Company to achieve the presently budgeted throughput of 3,300 tons per day. Upon recommencement of milling it is sufficient to produce at the rate of at least 2,000 ounces of gold per week for the next nine months at a cost per ounce of approximately USD $300.

The mill facility is currently licensed to treat 4,320 tpd with an overall potential capacity of 6,000 tpd.

To ensure ongoing operations once the ROM stockpile is processed, the Company has hired an experienced mine manager and additional staff who are presently planning the re-commencement of profitable underground mining operations. The Company’s mined ore would be supplemented by toll treating ore from presently identified customers who either have no mill or have insufficient capacity in their own facilities. The Company is presently in discussions with two “within economic haulage distance” companies and the combination of these ore sources would allow the Company to achieve at least the permitted throughput of 4,320 tpd once operations are permitted to re-commence.

There will be a job fair held on June 11th at 11:00am PST at the Hilton Garden Inn Hotel, 3650 East Idaho Street, Elko, Nevada.

HISTORY:

Following a year-long investigation into mercury emissions, in March 2008 the NDEP ordered Queenstake Resources to install new state-of-the-art emission control equipment at the Jerritt Canyon Mine by the end of that year. Before the NDEP's order was satisfied, Queenstake, by its own action, stopped mining and processing ore at Jerritt Canyon Mine in August 2008. The facility remained shut down while the new emission control systems were designed. Staff from Queenstake and the NDEP worked together to resolve several air emission issues related to the roasting operation. YNGC’s newly designed mercury control and removal system is expected to control mercury and other emissions to levels well below the emissions standards.

NDEP issued an Order March 25, allowing Queenstake to restart ore processing operations after the mine's initial environmental compliance was satisfied. Since that time the Company was not able to meet the May 30 deadline to complete all of the work on the new mercury control and removal system and has received the above order to close down operations while all of the outstanding issues are completed. Queenstake has successfully complied with other requirements of operation of NDEP Order 2009-4.

This news release was reviewed and approved by the Company’s Senior Geologist, Todd Johnson, M.Sc., the Qualified Person for purposes of this release.

YNG is a North American gold producer in the business of discovering, developing and operating gold deposits. YNG holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. YNG’s focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the YNG's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.